SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                            KOALA INTERNATIONAL WIRELESS INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   49986Q 10 7
                                 (CUSIP Number)

                            Pegasus Investments Limited
                           60 Market Square, P.O. Box 364
        Belize City, Belize Central America
                                  011-501-20-78436
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 20, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D


CUSIP No. 49986Q                                                    Page 2 of 4


1         NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY)

                        Pegasus Investments Limited
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                 (b)  [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
              SC, PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(E)                            [  ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
           Belize City, Belize
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7         SOLE VOTING POWER
              984,600
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8         SHARED VOTING POWER

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9         SOLE DISPOSITIVE POWER
              984,600
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10        SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              984,600
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                            [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.19%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              CO

*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  49986Q                      13D                     Page  3  of  4




ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share ("Common Stock"), of Koala International Wireless Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 366 Bay Street, Suite 800, Toronto, Ontario, Canada M5H 4B2.

ITEM  2.  IDENTITY  AND  BACKGROUND.

(a)  The  name  of  the Reporting Person is Pegasus Investments Limited.

(b) Pegasus Investments Limited is located at 60 Market Square, P.O. Box 364, Belize City, Belize.

(c)  Pegasus Investments Limited is a private investor.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Pegasus Investments Limited is a Belize City, Belize company.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On October 18th, 2001, a Voluntary Share Exchange Agreement was executed between the Issuer and Urbanesq.com Inc., a private Ontario, Canada company. As a shareholder of Urbanesq.com Inc., Pegasus Investments Limited received 264,000 shares of the common stock of the Issuer pursuant to the voluntary share exchange. For each share of common stock of Urbanesq.com Inc. held on the effective date of the share exchange, Pegasus Investments Limited received 4.8 shares of the Issuer. On April 15, 2002, Pegasus purchased 150,000 shares through a private transaction from another shareholder. On August 20, 2002, Pegasus Investments Limited was issued 570,600 shares from the Issuer as repayment for a debt, incurred when funds were loaned to the Issuer from Pegasus Investments Limited to pay the Issuer's operating expenses.

ITEM  4.  PURPOSE  OF  TRANSACTION.

The purpose of the Voluntary Share Exchange Agreement between the Issuer and Urbanesq.com Inc. was to effect a reverse takeover of the Issuer by the shareholders of Urbanesq.com Inc. The shareholders of Urbanesq.com Inc. voluntarily exchanged the common stock they held in Urbanesq.com Inc. for the common stock of the Issuer and in aggregate controlled a majority of the outstanding common stock of the Issuer following the share exchange.
Urbanesq.com Inc. became a wholly-owned subsidiary of the Issuer. After the voluntary share exchange, the Board of Directors of the Issuer was increased to five members and the existing members of the Urbanesq.com Inc. Board became Directors of the Issuer. The purpose of the private purchase of 150,000 shares, by Pegasus, was for investment purposes only. The purpose of the issuance of shares by the Issuer to Pegasus was to repay Pegasus for funds that had been advanced in December of 2001 and January of 2002.

The summary description contained in this report of the Voluntary Share Exchange Agreement is qualified in its entirety by reference to the complete text of the agreement.

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CUSIP  No 49986Q                        13D                      Page  4  of  4
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ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As of August 20, 2002 Pegasus Investments Limited owned 984,600 shares of Common Stock, or 7.19% of the outstanding shares of common stock of the Issuer. Academy Holdings Trust is the trustee for Pegasus Investments Limited. As of December1, 2002, Pegasus Investments Limited owned 834,600 shares of Common Stock, or 3.24% of the outstanding shares of common stock of the Issuer

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Exhibit
Number  Name

Exhibit  A*      Voluntary Share Exchange Agreement dated October 18, 2001

* Incorporated by reference from the Issuer's report on Form 8-K dated October 18, 2001 and filed with the Commission on November 2, 2001.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2002


 /s/  Lionel Welch
---------------------------
Lionel Welch, as manager of Academy Holdings Trust, trustee for Pegasus Investments Limited